UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                             Golden Minerals Company
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    381119106
                                 (CUSIP Number)

                                 March 19, 2010
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 7 Pages

CUSIP No. 381119106                   13G/A                   Page 2 of 7 Pages

-----------------------------------------------------------------------
     (1)     NAMES OF REPORTING PERSONS

             Highbridge International LLC
-----------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                              0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                              45,075 shares of Common Stock
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                              0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                              45,075 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                              45,075 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN
             SHARES (see instructions)
                                                                   [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             0.55%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             OO
-----------------------------------------------------------------------

CUSIP No. 381119106                   13G/A                   Page 3 of 7 Pages

-----------------------------------------------------------------------
     (1)     NAMES OF REPORTING PERSONS

             Highbridge Capital Management, LLC
-----------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                              45,075 shares of Common Stock
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                              45,075 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                              45,075 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN
             SHARES (see instructions)
                                                                   [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             0.55%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             OO
-----------------------------------------------------------------------

CUSIP No. 381119106                   13G/A                   Page 4 of 7 Pages


-----------------------------------------------------------------------
     (1)     NAMES OF REPORTING PERSONS

             Glenn Dubin
-----------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                              45,075 shares of Common Stock
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                              0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                              45,075 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                              45,075 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN
             SHARES (see instructions)
                                                                   [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             0.55%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             IN
-----------------------------------------------------------------------

CUSIP No. 381119106                   13G/A                   Page 5 of 7 Pages


This Amendment No. 3 (this "Amendment") amends the statement on Schedule 13G filed on May 29, 2009 (the "Original Schedule 13G), as amended by Amendment No. 1 filed on August 13, 2009, and as further amended by Amendment No. 2 filed on February 10, 2010 (the Original Schedule 13G as amended, the "Schedule 13G"), with respect to shares of common stock, par value $0.01 per share ("Common Stock") of Golden Minerals Company, a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.


Item 4.   Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a) Amount beneficially owned:

          As of the date of this filing, (i) Highbridge International LLC beneficially owns 45,075 shares of Common Stock and (ii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed the beneficial owner of the 45,075 shares of Common Stock beneficially owned by Highbridge International LLC.

          Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of shares of Common Stock held by Highbridge International LLC.

          (b) Percent of class:

          The Company's Prospectus filed on Form 424B1 on March 19, 2010, indicates that as of March 19, 2010, there were 8,135,543 shares of Common Stock issued and outstanding, assuming significant stockholders of the Company do not elect to purchase any shares of Common Stock they are entilted to purchase. Therefore, as of the date of this filing, based on the Company's outstanding shares of Common Stock (i) Highbridge International LLC may be deemed to beneficially own 0.55% of the outstanding shares of Common Stock of the Company and (ii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed to beneficially own 0.55% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

          (c) Number of shares as to which such person has:

                       (i)   Sole power to vote or to direct the vote

                             0

                       (ii)  Shared power to vote or to direct the vote

                             See Item 4(a)

                       (iii) Sole power to dispose or to direct the disposition
                             of

CUSIP No. 381119106                   13G/A                   Page 6 of 7 Pages


                             0

                       (iv) Shared power to dispose or to direct the disposition of

                             See Item 4(a)

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. 381119106                   13G/A                   Page 7 of 7 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: March 23, 2010

HIGHBRIDGE CAPITAL MANAGEMENT, LLC        HIGHBRIDGE INTERNATIONAL LLC

                                          By: Highbridge Capital Management, LLC
                                              its Trading Manager

By: /s/ John Oliva
    ------------------------------        By: /s/ John Oliva
Name: John Oliva                              ---------------------------------
Title: Managing Director                  Name: John Oliva
                                          Title: Managing Director



/s/ Glenn Dubin
 ----------------------------------
GLENN DUBIN